Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

LEI: 213800QNZ22GS95OSW84

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

27 March 2018

GKN plc (“GKN”)
Ignore the Melrose offer
Do not complete any form of acceptance from Melrose or its advisers

The Board of GKN sets out below why it strongly believes that its plan is far superior for GKN’s shareholders than the low price, high risk offer from Melrose Industries PLC (“Melrose”).

Why shareholders should support GKN’s comprehensive plan:

GKN shareholders should keep 100% of the value of GKN’s world class Aerospace business
•	GKN Aerospace is a world class business with fantastic customer partnerships and technology positions, which is targeting margins of at least 14%[1] in its core product segments by end 2020
•	GKN’s world class revenue and risk sharing partnership (RRSP) portfolio is expected to generate $13.5 billion[2] of net cash flow from 2018 to 2055
•
GKN believes that its strategy will deliver a leading pure play aerospace company with a strong balance sheet, its pension challenges resolved and a clear plan for delivering leading margin performance

•	GKN expects the market to positively re-rate this highly attractive business in line with its peers
•
Unlike Melrose, which has now committed today to retain the Aerospace business until at least 1 April 2023, GKN will retain complete flexibility over its strategic future as a standalone aerospace company

Combination with Dana unlocks the value potential of GKN Driveline on highly attractive terms and creates real synergies
•	Creates a global leader in vehicle drive systems across all three mobility markets – light vehicle, commercial vehicle and off-highway
•	Expected to deliver annual run-rate synergies of $235 million (£170 million)[3] by the end of the third year post-completion, incremental to the expected Project Boost cost-saving benefits
•
Dana has emphasised in its statement today that it has a proven management team with deep automotive expertise and, in the four acquisitions it has made in the mobility industry in the last two years, it has a track record of achieving synergy targets ahead of schedule

•	In addition to GKN receiving headline cash proceeds of $2.74 billion (£1.93 billion), GKN shareholders will own 47.25% of the combined business and enjoy the benefits of expected future value creation
•	Values GKN Driveline at a highly attractive 2017 EV / EBITDA multiple of:
○ 7.4x, at Dana’s closing price last night
○ 7.6x, on the basis of a one month VWAP
○ 8.1x, on the basis of a three month VWAP

GKN plans to return up to £2.5 billion cash to shareholders
•
GKN intends to remain in line with investment grade credit metrics, allowing it to return up to £2.5 billion in cash to shareholders, with the majority expected to be returned over the next 12 to 18 months

•	As part of this, GKN intends to return up to £700 million of net cash proceeds from the transaction with Dana as soon as practicable following completion
•	Committed to sell the high quality Powder Metallurgy business and other businesses identified as non-core, for which GKN has received good buyer interest and will allow near-term cash returns

The Board of GKN believes an illustrative sum of the parts valuation is over £5 per share4
•	GKN believes that the transaction with Dana, along with Project Boost and the disposal of non-core businesses is by far the best strategic route forward for GKN
•	Through delivery of this comprehensive plan, the Board of GKN believes that an illustrative sum of the parts value of GKN is in excess of £5 per share[4]
•	Melrose has argued that a 12% rise in its share price would bring the value of its offer up to GKN’s illustrative sum of the parts valuation
○
GKN regards Melrose’s acquisition paper as fully valued but notes that if Dana’s share price were to rise by the same 12% then the value of the Dana / GKN Driveline combination would increase by approximately $420 million (£290 million) to $6.6 billion (£4.7 billion)

	○	This £290 million increase would be equivalent to an additional 17 pence per share for GKN shareholders
	○	For reference, Dana currently trades at a 10x 2017 earnings multiple compared with Melrose’s equivalent multiple of 23x 2017 earnings
	○	Shareholders can form their own view as to which share price offers more potential upside

Why shareholders should reject Melrose’s low price, high risk offer:

Melrose doesn’t have a plan for GKN and has very limited experience in aerospace and automotive
•	Melrose has so far failed to disclose any plans for GKN’s businesses and its strategy of “improving all of the businesses in GKN” is desperately short on detail
•	Melrose is a novice in automotive and has no experience as a tier one supplier
•	Melrose has minimal experience in aerospace and a lack of industry knowledge evidenced by its attempts to deal with GKN’s major customers
•	Melrose has a poor track record in cyclical industries, evidenced by its £145 million write down of the carrying value of Brush in February 2018

Melrose’s proposal would create a group with high leverage and significant pension liabilities
•	Melrose’s proposal would create a group with high leverage of 2.5x net debt / EBITDA, which GKN believes is too high for this combination of businesses
•
Furthermore, under Melrose’s plan for GKN’s pension schemes, Melrose’s gross pension liability, borne by GKN shareholders, would remain in excess of £4.3 billion and be subject to significant potential volatility

•
Melrose’s plan for GKN’s UK pension schemes is bad for shareholders. It will cause significant value leakage of up to £300 million, potentially impact its ability to invest in the businesses and also leave the schemes with very substantial liabilities which would make any disposal of businesses much more challenging in the future

GKN’s shareholders are being asked to accept Melrose’s expensive shares in exchange for GKN’s world class businesses
•
GKN’s shareholders are being asked to accept Melrose’s acquisition paper trading at 23x 2017 earnings. This is in exchange for world class businesses which Melrose’s offer only values at 14x 2017 earnings

•	Your Board believes there is far more value for GKN shareholders in GKN’s comprehensive plan than there is in Melrose’s expensive acquisition paper

Ignore the Melrose offer. Do not complete any form of acceptance from Melrose or its advisers

Commenting Mike Turner, Chairman of GKN, said:

“GKN has a clear and simple plan to deliver very substantial value to our shareholders. This plan is materially de-risked by the Dana / GKN Driveline combination, which has been achieved on highly attractive terms for our shareholders.

“In contrast, Melrose has disclosed no plan and we would sum up its entire case as “trust us, we have done it before”…... But they haven’t done it before on anything like this scale, or at the level of technical and operational complexity inherent in managing world-leading tier one suppliers. Melrose’s experience in aerospace and automotive is minimal and its track record in cyclical industries is weak.

“Above all, they are asking GKN shareholders to dilute their exposure down to only 60% of businesses where today they own 100%, and to take expensive Melrose paper as part of this. We do not believe this can be in the interests of GKN shareholders given the detailed programme we have set out for the future of the Company.

“We ask our shareholders to stick with us. Let us continue with our transformation of GKN. Ignore the Melrose offer.”

Notes:

1 The target 2020 management trading profit margin should not be construed as a profit forecast or interpreted as such.

2 This statement has been calculated from a cash flow forecast which the Takeover Panel has determined should be treated as a ‘profit forecast’ in accordance with the City Code on Mergers and Takeovers (the “City Code”) (see Appendix 1).

3 This statement includes a quantified financial benefits statement which has been reported on for the purposes of the City Code (see Appendix 2).

4 Illustrative valuation on the basis of a number of assumptions that are detailed in the ‘sources and bases’. This is not an asset valuation for the purposes of Rule 29 of the City Code.

Sources and bases:

1.
The reference to the Dana-GKN Driveline transaction valuing GKN Driveline at a 2017 EV / EBITDA multiple of 7.4x at Dana’s closing price on 26 March 2018 is calculated as the total enterprise value (on a cash free, debt free basis) of GKN Driveline of $6.2 billion (£4.4 billion) (as sourced and based in paragraph 2 below)divided by GKN Driveline’s EBITDA of £588m for the year ended 31 December 2017 (as stated in GKN’s announcement entitled “Proposed combination of GKN Driveline and Dana” released on 9 March 2018 (the “Original GKN Dana Announcement”)).

2.	For the purpose of paragraph 1. above, the total enterprise value (on a cash free, debt free basis) has been calculated as:

a.
the value of the share capital that GKN’s shareholders will receive of $3.47 billion, being the product of 133.4 million shares in Dana plc to be issued to GKN’s shareholders, as stated in the Original GKN Dana Announcement, multiplied by the 26 March 2018 closing Dana share price of $26.01; plus

b.
the value of the cash consideration of $1.77 billion, being the headline cash price of $2.74 billion (as stated in GKN’s announcement entitled “Statement re proposed combination of GKN Driveline and Dana” released on 26 March 2018 (the “Further GKN Dana Announcement”)) less GKN’s IAS 19 pension deficit (net of deferred tax asset) of $0.97 billion as at 31 December 2017 to transfer to Dana plc (as stated in the Original GKN Dana Announcement); plus

c.	the value of GKN’s IAS 19 pension deficit (net of deferred tax asset) of $0.97 billion as at 31 December 2017 to transfer to Dana plc (as stated in the Original GKN Dana Announcement); and
d.	the sum of a., b. and c. above is divided by the USD / GBP exchange rate of 1.42 per Bloomberg on 26 March 2018.

3.
The reference to the Dana-GKN Driveline transaction valuing GKN Driveline at a 2017 EV / EBITDA multiple of 7.6x on the basis of Dana’s one-month VWAP is calculated as the total enterprise value (on a cash free, debt free basis) of GKN Driveline of $6.3 billion (£4.5 billion) (as sourced and based in paragraph 4, below) divided by GKN Driveline’s EBITDA of £588m for the year ended 31 December 2017 (as stated in the Original GKN Dana Announcement).

4.	For the purpose of paragraph 3. above, the total enterprise value (on a cash free, debt free basis) has been calculated as:
a.
the value of the share capital that GKN’s shareholders will receive of $3.51 billion, being the product of 133.4 million shares in Dana plc to be issued to GKN’s shareholders per the Original GKN Dana Announcement multiplied by Dana’s one-month volume-weighted average share price to 26 March 2018 of $26.33 per Bloomberg; plus

b.
the value of the cash consideration of $1.77 billion, being the headline cash price of $2.74 billion (as stated in the Further GKN Dana Announcement) less GKN’s IAS 19 pension deficit (net of deferred tax asset) of $0.97 billion as at 31 December 2017 to transfer to Dana plc (as stated in the Original GKN Dana Announcement); plus

	c.	the value of GKN’s IAS 19 pension deficit (net of deferred tax asset) of $0.97 billion as at 31 December 2017 to transfer to Dana plc (as stated in the Original GKN Dana Announcement); and
	d.	the sum of a., b. and c. above is divided by the one-month average USD / GBP exchange rate to 26 March of 1.39 per Bloomberg.

5.
The reference to the Dana-GKN Driveline transaction valuing GKN Driveline at a 2017 EV / EBITDA multiple of 8.1x on the basis of Dana’s three-month VWAP is calculated as the total enterprise value (on a cash free, debt free basis) of GKN Driveline of $6.6 billion (£4.8 billion) (as sourced and based in paragraph 6, below) divided by GKN Driveline’s EBITDA of £588m for the year ended 31 December 2017 (as stated in the Original GKN Dana Announcement).

6.	For the purpose of paragraph 5. above, the total enterprise value (on a cash free, debt free basis) has been calculated as:
a.
the value of the share capital that GKN’s shareholders will receive of $3.90 billion, being the product of 133.4 million shares in Dana plc to be issued to GKN’s shareholders per the Original GKN Dana Announcement multiplied by Dana’s three-month volume-weighted average share price to 26 March 2018 of $29.22 per Bloomberg; plus

b.
the value of the cash consideration of $1.77 billion, being the headline cash price of $2.74 billion (as stated in the Further GKN Dana Announcement) less GKN’s IAS 19 pension deficit (net of deferred tax asset) of $0.97 billion as at 31 December 2017 to transfer to Dana plc (as stated in the Original GKN Dana Announcement); plus

	c.	the value of GKN’s IAS 19 pension deficit (net of deferred tax asset) of $0.97 billion as at 31 December 2017 to transfer to Dana plc (as stated in the Original GKN Dana Announcement); and
	d.	the sum of a., b. and c. above is divided by the three-month average USD / GBP exchange rate to 26 March of 1.39 per Bloomberg.

7.	The reference to the additional value of approximately $420m (£290m) due to a 12% increase in Dana’s share price is calculated as:
	a.	133.4 million shares in Dana plc to be issued to GKN’s shareholders per the Original GKN Dana Announcement; multiplied by

b.	$3.1212, being a 12% increase in Dana’s share price based on the 26 March 2018 closing Dana share price of $26.01;
c.	the product of a. and b. above is divided by the USD / GBP exchange rate of 1.42 per Bloomberg on 26 March 2018; and
d.	the resulting value creation of $416m (£293m) has been rounded to two significant figures.

8.	The reference to a 12% increase in Dana’s share price increasing the value of the Dana / GKN Driveline combination to $6.6 billion (£4.7 billion) is calculated as the sum of:
	a.	the total enterprise value (on a cash free, debt free basis) of $6.2 billion (£4.4 billion) from paragraph 1. above; and
	b.	the additional value of $0.4 billion (£0.3 billion) due to a 12% increase in Dana’s share price from paragraph 7. above.

9.	The reference to a £290 million increase in value due to a 12% rise in Melrose’s share price being equivalent to an additional 17 pence per GKN share is calculated as:
	a.	£290 million additional value; divided by
	b.	1,718,544,164 ordinary GKN shares, being 1,726,103,630 ordinary shares in issue less 7,559,466 ordinary shares held in treasury per GKN's Rule 2.9 announcement on 21 March 2018.

10.
The reference to Dana currently trading at a 10x 2017 earnings multiple is calculated by dividing Dana's share price of $26.01 as at close on 26 March 2018 by Dana's 2017 diluted adjusted earnings per share of $2.52, as stated on page 6 of Dana’s 2017 Fourth-Quarter and Full-Year Earnings Conference Call investor presentation dated 13 February 2018.

11.
The reference to Melrose currently trading at a 23x 2017 earnings multiple is calculated by dividing Melrose's share price of 221.0p as at close on 26 March 2018 by Melrose's 2017 underlying earnings per share of 9.8p, as stated on page 1 of Melrose's announcement entitled “Audited Results for the Year Ended 31 December 2017” released on 20 February 2018 (the “Melrose Results Announcement”).

12.
The reference to Melrose having minimal experience in Aerospace and being a novice in Automotive is based on Melrose only having owned two businesses with exposure to aerospace and automotive markets: Dynacast and McKechnie. Melrose sold Dynacast in 2011 and McKechnie Aerospace on 14 May 2007, having acquired the McKechnie Group, of which McKechnie Aerospace was a part, on 26 May 2005. Melrose’s other businesses are not or have not been significantly exposed to aerospace or automotive markets. As set out in GKN’s second response circular published on 12 March 2018 (and sourced and based in paragraph 5.41 of appendix 1 thereto), cumulative combined revenue for these two businesses during their entire period of ownership was £2.2bn.

13.	The reference to the £145m impairment of Brush assets is based on an impairment of £144.7m rounded to three significant figures sourced from the Melrose Results Announcement.

14.
The reference to Melrose’s offer only valuing GKN at 14x 2017 earnings is calculated by dividing the implied offer price for GKN of 454.5p, calculated as the sum of 1.69 new Melrose shares valued at 221.0p (being the closing Melrose share price on 26 March 2018) and 81p in cash per GKN share, by GKN's 2017 management earnings per share of 31.7p excluding the North American Balance Sheet Review adjustments as stated in GKN's announcement entitled “GKN 2017 Results Announcement for the year ended 31 December 2017” released on 27 February 2018.

Contacts:

GKN plc
Guy Stainer, Investor Relations Director
Tel: +44 (0)20 7463 2382

FTI Consulting
Andrew Lorenz / Richard Mountain
Tel: +44 (0)203 727 1340

Gleacher Shacklock (Financial Adviser to GKN plc)
Tim Shacklock, Dominic Lee, Tom Quinn
Tel: +44 (0)20 7484 1150

J.P. Morgan Cazenove (Financial Adviser and Corporate Broker to GKN plc)
Robert Constant, Dwayne Lysaght, Stephen Smith
Tel: +44 (0)20 7742 4000

UBS (Financial Adviser and Corporate Broker to GKN plc)
Hew Glyn Davies, James Robertson, Jonathan Retter
Tel: +44 (0)20 7567 8000

Further information

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Gleacher Shacklock LLP ("Gleacher Shacklock"), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively as financial adviser to GKN and no  one else in connection with the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the subject matter of this announcement or any other matter referred to herein.

J.P. Morgan Securities plc (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. J.P. Morgan Cazenove is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to any matter referred to herein.

UBS Limited ("UBS") is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS is acting exclusively as financial adviser to GKN and no one else for the purpose of the consideration of a proposed acquisition by Melrose and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the subject matter of this announcement or any transaction, arrangement or other matter referred to herein.

No profit forecasts or estimates

Other than the Cash Flow Estimate, which as referred to in Appendix 1 has been reported on as a “profit estimate” for the purposes of the City Code, the Cash Flow Forecast, which as referred to in Appendix 2 has been reported on as a “profit forecast” for the purposes of the City Code, and the Long-Run Cash Flow Forecast, which as referred to in Appendix 2 has been confirmed by the directors of GKN (the “Directors”) as a “profit forecast” for the purposes of the City Code, no statement in this announcement is to be treated as or is intended to be a profit forecast or estimate for any period. For the purposes of Rule 28 of the City Code, the Cash Flow Estimate, the Cash Flow Forecast and the Long-Run Cash Flow Forecast are the responsibility of GKN and the Directors.

Synergies Quantified Financial Benefits Statement

The Synergies Quantified Financial Benefits Statement referred to in Appendix 2 to this announcement relates to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies and which may in some cases be subject to consultation with employees or their representatives. The anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the proposed combination of GKN’s Driveline business (“GKN Driveline”) and Dana Incorporated (“Dana”) to create Dana plc (the “Proposed Transaction”) referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Synergies Quantified Benefits Statement is the responsibility of GKN and the Directors.

Boost Quantified Financial Benefits Statement

In accordance with Rule 27.2(d) of the City Code, the Directors confirm that the quantified financial benefits statement arising in connection with GKN’s new strategy and transformation plan along with its cash improvement initiative as set out in Appendix 2 to the announcement dated 14 February 2018 made by GKN entitled “Moving GKN to world class financial performance” (a copy of which is available on the GKN website) (the “GKN Strategy Announcement”) (together, the “Boost Quantified Financial Benefits Statement”) remains valid.

Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has confirmed to GKN that the report that they previously produced in connection with the Boost Quantified Financial Benefits Statement (as set out in Parts B and C of Appendix 2 to the GKN Strategy Announcement) continues to apply.

The Boost Quantified Financial Benefits Statement relates to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies and which may in some cases be subject to consultation with employees or their representatives. The targets, cost savings and efficiency gains referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Boost Quantified Financial Benefits Statement is the responsibility of GKN and the Directors.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you  are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on a website

In accordance with Rule 26.1 of the City Code, a copy of this announcement and the amendment agreement will be published on the GKN website (www.gkn.com) by no later than 12 noon on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Cautionary Statement – other matters

This announcement contains forward looking statements in relation to matters other than the agreement between GKN and Dana on the Proposed Transaction which are made in good faith based on the information available at the time of its approval. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated.

Cautionary statement – Proposed Transaction

This announcement contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this announcement may include statements about the expected effects of the Proposed Transaction on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to completion and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals  of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND DANA PLC. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2018 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2018. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.

APPENDIX 1
CASH FLOW ESTIMATE AND CASH FLOW FORECAST

The statements in this announcement labelled by way of a footnote as including a cash flow  estimate include a statement that has been reported on as a “profit estimate” for the purposes of, and in accordance with the requirements of, Rule 28 of the City Code in the following form:

“The Directors estimate that the RRSP derived net cash inflow for the year ended 31 December 2017 is $165 million” (the “Cash Flow Estimate”).

The statements in this announcement labelled by way of a footnote as including a cash flow forecast include a statement that has been reported on as a “profit forecast” for the purposes of, and in accordance with the requirements of, Rule 28 of the City Code, in the following form:

“The Directors forecast that the RRSP derived net cash inflow for the year ending 31 December 2018 will be $146 million” (the “Cash Flow Forecast”).

The statements in this announcement labelled by way of a footnote as including a cash flow forecast include “profit forecasts” for the purposes of Rule 28 of the City Code, in the following form:

“The Directors forecast that the RRSP derived net cash inflow for the years ending 31 December 2019-2055 will be as set out in the relevant cells of the table titled “Derived net cash flows from GKN RRSP portfolio” included below for reference (the “Long-Run Cash Flow Forecast”).

Year	Net cash flow ($m)	Year	Net cash flow ($m)	Year	Net cash flow ($m)	Year	Net cash flow ($m)
2013	143	2026	355	2039	500	2052	302
2014	171	2027	352	2040	496	2053	268
2015	164	2028	365	2041	495	2054	238
2016	188	2029	322	2042	486	2055	198
2017	165	2030	300	2043	455
2018	146	2031	352	2044	432
2019	211	2032	359	2045	414
2020	221	2033	359	2046	403
2021	233	2034	412	2047	391
2022	278	2035	444	2048	377
2023	275	2036	451	2049	371
2024	292	2037	478	2050	355
2025	317	2038	498	2051	333

RRSP derived net cash flows are calculated by taking net receipts from partners less attributable direct and indirect costs of programme participation less allocated selling, general and administration expenses and after taking account of movements in associated working capital and directly attributable capital expenditure.

The Directors confirm that the Cash Flow Estimate, the Cash Flow Forecast and the Long-Run Cash Flow Forecast remain valid and have been properly compiled on the basis of the assumptions contained below.

Basis of preparation and principal assumptions of Cash Flow Estimate

The Cash Flow Estimate is based on information from GKN’s management information system.

The RRSPs included in the Cash Flow Estimate comprise commercial agreements on engine programmes entered into as detailed in Appendix 1 to GKN’s 27 February 2018 announcement entitled “GKN Aerospace: generating value for decades to come” (the “Aerospace Announcement”).

Basis of preparation and principal assumptions of Cash Flow Forecast and Long-Run Cash Flow Forecast

The RRSPs included in the Cash Flow Forecast and Long-Run Cash Flow Forecast comprise commercial agreements on engine programmes entered into as detailed in Appendix 1 to the Aerospace Announcement.

The Cash Flow Forecast and Long-Run Cash Flow Forecast are based on the RRSP models developed and maintained by Aerospace management and utilised by the Directors of GKN to perform impairment assessments on net intangible assets.

The SEK/USD rate used is 8.05.

The Directors of GKN have prepared the Cash Flow Forecast and the Long-Run Cash Flow Forecast on the basis of the following assumptions which are outside of the influence or control of the GKN Board and could turn out to be incorrect and therefore affect whether the Cash Flow Forecast and/or the Long-Run Cash Flow Forecast can be achieved:

•	there will be no fundamental change in the political or economic environment in which GKN’s customers and suppliers operate;
•	there will be no business disruptions that materially affect GKN’s Aerospace operations or its key customers and suppliers;
•	there will be no material deviation in engine deliveries and aftermarket demand from the latest forecasts provided by the RRSP’s to GKN;
•	there will be no adverse impact on GKN’s production as a result of supplier disruption or non-conformance; and
•	customers operate within contractual credit terms.

Reports

The Takeover Panel has determined that the Cash Flow Estimate and Cash Flow Forecast be treated as a Profit Estimate and a Profit Forecast under Rule 28.1(a) of the City Code. KPMG, as reporting accountant to GKN, and Gleacher Shacklock, J.P. Morgan Cazenove and UBS, as financial advisers to GKN, have provided a report in respect of the Cash Flow Estimate and the Cash Flow Forecast as required under that Rule.

Copies of these reports are included in Parts B and C of Appendix 2 to the Aerospace  Announcement. Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has also confirmed to GKN that the report that they previously produced in connection with the Cash Flow Estimate and Cash Flow Forecast continues to apply.

The Takeover Panel has determined that the Long-Run Cash Flow Forecast be treated as a Profit Forecast under Rule 28.1(a) of the City Code. However, in accordance with Rule 28.2 of the City Code, the Takeover Panel has granted GKN a dispensation from the requirement to include reports from reporting accountants and GKN’s financial advisers in relation to the Long-Run Cash Flow Forecast because it is for a financial period ending more than 15 months from the date of the GKN Aerospace Announcement, which is the date on which it was first published.

APPENDIX 2
SYNERGIES QUANTIFIED FINANCIAL BENEFITS STATEMENT

The statements in this announcement labelled by way of a footnote as including a quantified financial benefits statement in relation to the anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the Proposed Transaction include “quantified financial benefits statements” for the purposes of Rule 28 of the City Code, which have been reported on previously (as set out in the final section of this Appendix) in accordance with the requirements of the City Code in the following form (the “Synergies Quantified Financial Benefits Statement”):

“The cost synergy benefits of the proposed merger are expected to deliver annualised cost savings run rate of $235m by the end of the third year post completion. These benefits are in addition to the Driveline benefits expected as part of Project Boost, and have no material impact on the overall  Boost benefits statement, announced on 14th February 2018. The run rate at the end of Year One is expected to be approximately 40%, with approximately 71% achieved by the end of Year Two.

Expected synergy benefit (run rate)

	Year 1	Year 2	Year 3

Procurement	45	84	112	48%

Manufacturing	19	41	75	32%

SG&A	31	41	48	20%

	95	166	235

	40%	71%	100%

Almost half (48%) of the recurring cost synergy benefits are driven by economies of scale and best practice in direct and indirect procurement. Manufacturing footprint optimisation and manufacturing excellence programmes account for just under a third of the benefit (32%), with the remainder through functional excellence and the removal of duplicate SG&A.

Dis-synergies have been considered in quantifying the net impact of the synergy benefits and are not expected to be material.

We estimate that the programme will require cash one-off costs to achieve in the range of $250m to $300m with around 60% incurred in Year One, 30% incurred in Year Two and the remainder in Year Three.”

The Directors confirm that the Synergies Quantified Financial Benefits Statement remains valid and has been properly compiled on the basis of the assumptions contained below.

Bases of belief, assumptions and sources

The following approach and sources have been utilised in developing the Synergies Quantified Financial Benefits Statement:

•	Both GKN and Dana have announced an agreed synergy case (the “Announced Case”) including ongoing cost synergies, associated one-off costs and phasing of both the synergies and one-off costs.
•
Management of GKN Driveline has estimated the potential ongoing cost synergies, and associated one-off costs of realisation resulting from the proposed combination of GKN Driveline with Dana, and subsequent integration with Dana to arrive at an internal base case (the “Base Case”). The Announced Case represents the synergy case post a contingency.

•	Separately, Dana management has also undertaken an exercise to estimate these potential benefits.
•	Additionally, GKN Driveline management has developed an internal stretch case which estimates incremental potential synergy benefit in excess of the Base Case.
•	In developing the synergy case, GKN Driveline has involved functional management in relation to key areas of potential synergy (procurement, manufacturing, SG&A).
•
In developing the GKN Driveline synergy case, GKN Driveline management held working sessions with Dana’s CFO, functional management relating to key synergy areas and synergies advisers (Roland Berger). During these sessions, potential areas of synergy, key assumptions to underpin each area and key baseline information have been tested and confirmed.

•	GKN Driveline management has, where possible, identified a cost and/or FTE baseline from which to base and contextualise the benefits estimates. This is primarily based on FY17 full year actuals.
•
In seeking to develop an addressable baseline for synergies purposes relating to both GKN Driveline and Dana, GKN Driveline management has made adjustments to reflect non-addressable items including in-flight change programmes (Project Boost and Dana’s synergies from prior acquisitions yet to be realised), standalone cost adjustments expected upon GKN Driveline’s separation from GKN and business units deemed non-addressable due to limited overlap.

•
Where possible, estimated benefits and costs have been calculated on a bottom-up basis, however in circumstances where data has been limited, estimates and assumptions have been made by GKN Driveline management.

•
Key sources of information used to develop the synergy case include: FY17 financial results for both GKN Driveline and Dana; information from GKN Driveline management’s Hyperion system; supporting analysis and management information from GKN Driveline and GKN Group; discussions with GKN Driveline management by Dana management; the Dana management synergy paper (developed with support from advisors Roland Berger); Dana management information provided through the Virtual Data Room and associated Q&A process.

•	Potential areas of dis-synergy have been considered and GKN Driveline management do not believe that any will arise.
•	Potential revenue and working capital synergies have not been modelled or included in GKN Driveline management’s synergy case.
•	Assumed to be no significant changes in macro-economic conditions.
•	Estimates of ongoing cost synergies, and one-off costs have been phased over a three year period.
•	The exchange rate used to convert between USD and GBP is 1.35 (GKN’s 2018 Budget rate).

Reports

As required by Rule 28.1(a) of the City Code, KPMG, as reporting accountant to GKN, and Gleacher Shacklock and J.P. Morgan Cazenove as financial advisers to GKN, have provided the reports  required under that Rule.

Copies of these reports are included in Parts B and C of Appendix 3 to the announcement entitled “Proposed combination of GKN Driveline and Dana” dated 9 March 2018 (a copy of which is  available on the GKN website). Each of KPMG, Gleacher Shacklock and J.P. Morgan Cazenove has  also confirmed to GKN that the report that they previously produced in connection with the Synergies Quantified Financial Benefits Statement continues to apply.

Notes

1. The statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. No statement in the Synergies Quantified Financial Benefits Statement, or this announcement generally, should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the full first full year following the Proposed Transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of GKN and/or Dana for the relevant preceding financial period or any other period.

2. Due to the scale of the Combined Group, there may be additional changes to the Combined Group's operations. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

3. In arriving at the Synergies Quantified Financial Benefits Statement, the GKN Directors have assumed that:

a.	there will be no significant impact on the underlying operations of either business as a result of the Proposed Transaction;

b.	there will be no material impact on the Combined Group arising from any decisions made by competition authorities;

c.
there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which in the Combined Group operates which will materially impact on the implementation of or costs to achieve the proposed cost savings; and

d.	there will be no material change in exchange rates.